Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“Bezeq”)

October 24, 2019
Attn.	Attn.
Israel Securities Authority Dear Sir or Madam,	The Tel-Aviv Stock Exchange Ltd

Re: Immediate Supplementary Report

Further to Bezeq’s Immediate Report dated March 7, 2018 and to the description in Section 2.18 (c) of the Chapter on the Description of Bezeq’s Business in Bezeq’s Periodic Report for 2018, as well as the update to this Section under Bezeq’s Quarterly Report for the period ended June 30, 2019 - regarding a class action request lawsuit against Bezeq alleging that Bezeq has adversely exploited its monopolistic status (the “Approval Motion”) - on October 23, 2019, Bezeq received a request from the plaintiffs in order to amend the Approval Motion by adding respondents (directors and officers of the relevant period, some of whom are also currently in Bezeq) And to add additional evidence to the motion.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.